April 15, 2016

BY EDGAR AND BY HAND

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation Amendment No. 5 to Draft Registration Statement on Form F-1 Confidentially Submitted July 16, 2015 CIK No. 0001611820

Dear Ms. Jacobs:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated August 4, 2015, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to confidential draft no. 6 of the Draft Registration Statement on Form F-1 (CIK No. 0001611820) (“Draft Registration Statement”) confidentially submitted to the Commission on July 16, 2015. This letter is being submitted together with confidential draft no. 7 of the Draft Registration Statement (“Draft No. 7”). Draft No. 7 includes updates that are responsive to the Staff’s comments as well as certain other disclosure updates. For the convenience of the Staff, we are also sending, by hand, hard copies of this letter and of Draft No. 7, marked to show changes from the Draft Registration Statement as previously confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 7.

In addition to the responses, we would also like to draw the Staff’s attention to the following items in Draft No. 7:

Discontinuation of MixRadio: As disclosed in Draft No. 7, the abandonment of our MixRadio business became effective on March 21, 2016. The Company’s independent auditors have presented a “to-be-issued” audit report in Draft No. 7 as the consolidated financial statements have been retrospectively revised to reflect the abandonment of MixRadio.

Ms. Barbara C. Jacobs

April 15, 2016

EGC status: As the Company’s gross revenues for the year ended December 31, 2015 surpassed $1 billion, the Company will no longer qualify as an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act. As the Company will not be treated as an EGC from the earlier of the date on which it consummates its initial public offering or the end of the one-year period beginning on the date it ceases to be an EGC, disclosure relating to the Company’s status as an EGC has been removed from Draft No. 7.

Dual-class capital stock: An amendment to the articles of incorporation was approved at the extraordinary general meeting of the Company held on March 30, 2016, eliminating the Company’s class A stock. The amendment became effective as of March 31, 2016 and resulted in the conversion of all issued and outstanding shares of class A stock and stock options to acquire shares of class A stock into shares of common stock and stock options to acquire shares of common stock, respectively, as of the same date. The Company has updated the relevant disclosure in Draft No. 7.

Revenues by geography: Further to the Company’s response no.1 in our letter to you dated May 29, 2015, the Company has disclosed revenues by geography on page 77 that correspond to the MAUs by geography presentation on page 69, beginning with the first quarter of 2015. In addition, the Company intends to include its interim financial statements and financial information for the first quarter of 2016 in the registration statement prior to seeking effectiveness thereof and to disclose revenues by geography for the first quarter of 2016 accordingly. The Company advises the Staff that it has not been able to disclose quarterly revenues by geography for periods prior to 2015.

In 2013 and 2014, revenues from countries other than Japan represented approximately 13% and 24%, respectively, of the Company’s total revenues. Of such non-Japan revenues, revenues from Taiwan accounted for approximately 42% and 50% in 2013 and 2014, respectively, and therefore, such level of aggregation was provided in note 5 of the annual consolidated financial statements. Other than Japan and Taiwan, no country individually accounted for more than 10% of revenues and accordingly, the Company did not maintain processes that would allow the Company to present further disaggregated financial information without having to dedicate time and resources that are disproportionate to the level of significance of such data. Consistent with the increased monetization opportunities created by increases in MAUs outside of Japan, however, revenues from countries other than Japan increased to approximately 30% of the Company’s total revenues in 2015. In addition, “Other” geographies, as disclosed in note 5 of the annual consolidated financial statements, became the second largest source of revenue (18,568 million yen), exceeding Taiwan (17,058 million yen) for the first time in 2015. Concurrently, in response to the comments received from the Staff in 2015, the Company improved its processes to enable presentation of revenues on a further disaggregated basis, which has allowed the Company to present revenues by quarter for wider geographies (Japan, Taiwan, Thailand, Indonesia and Others) starting in 2015, commensurate with the increased materiality of such data, and consistent with the presentation of our MAUs by geography.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Prospectus Cover Page

1.	We note your response to prior comment 1 but the prospectus cover page should also disclose that Line Corporation will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules and NASDAQ Global Market listing rules because NAVER will control a majority of the voting power of your outstanding capital stock.

As noted above, the Company has eliminated its dual class structure as of March 31, 2016. Accordingly, it has removed the disclosure that it had previously added to the prospectus cover

Ms. Barbara C. Jacobs

April 15, 2016

page regarding the dual class corporate structure. Since NAVER’s ownership and control is disclosed in detail on page 12, we respectfully propose that additional disclosure on the prospectus cover page is unnecessary.

Use of Proceeds, page 51

2.	We note your new disclosure that a portion of the proceeds will be used to repay “two ¥8,000 million loans, each of which accrues interest at an annual rate of approximately 0.18%, all of which mature in December 2015.” It is unclear whether these two loans are different from the short-term loan in the amount of ¥16,000,000 thousand that is described on page F-96. Specifically, page F-96 indicates that, of the ¥16,000,000 thousand, the maturity date of ¥8,000,000 thousand has a variable interest of 0.17% per annum and was extended only to August 31, 2015.

The Company refers the Staff to the updated use of proceeds disclosure on page 51. Specifically, the Company intends to use a portion of the proceeds from the offering to repay the following short-term borrowings outstanding as of the date of Draft No. 7:

Loan	Date of original borrowing	Maturity date	Outstanding amount (in millions of yen)	Interest rate
Loan 1	Jul. 31, 2014	Jun. 30, 2016(1)	8,000	0.28%
Loan 2	Jul. 31, 2014	Jun. 30, 2016(1)	5,000	0.28%
Loan 3	Dec. 30, 2014	Jun. 30, 2016(1)	8,000	0.18%
Loan 4	Feb. 24, 2015	Jun. 30, 2016(1)	8,000	0.18%
Loan 5	Feb. 24, 2015	Jun. 30, 2016(2)	8,000	0.17%
Loan 6	Aug. 31, 2015	Jun. 30, 2016	2,000	0.17%
Loan 7	Aug. 31, 2015	Jun. 30, 2016	500	0.18%
Loan 8	Aug. 31, 2015	Jun. 30, 2016	2,500	0.18%

			42,000

(1)	Loans 1 through 4 are the loans described under the heading “Use of Proceeds” on page 51 of confidential draft no. 6 (“Draft No. 6”) of the Draft Registration Statement. Subsequent to the submission of Draft No. 6, the maturity dates of these loans were extended from December 30, 2015 to June 30, 2016.
(2)	At the time of the submission of Draft No. 6, the maturity date of Loan 5 was August 21, 2015. Subsequent to the submission of Draft No. 6, the maturity date was extended to December 30, 2015 and further to June 30, 2016.

Ms. Barbara C. Jacobs

April 15, 2016

Notes to Consolidated Financial Statements

34. Subsequent Events

Significant Decline in the Fair Value of Available-For-Sale Financial Assets, page F-96

3.	We note your response to prior comment 4. Please clarify the accounting entry you recorded to reflect the decline in fair value for this security. In this regard, we note your disclosure that the decline in value resulted in a decrease in total assets of 3,078,255 thousand yen and a decrease in the available for sale reserve included in shareholders’ equity of 1,981,165 thousand yen. Further, there was no impairment loss recognized in the consolidated statement of profit or loss. Please clarify how the remaining decrease in total assets was recorded.

The Company acknowledges that its prior response and disclosure may have been unclear. The Company notes that since the acquisition cost for this security was 1,365 yen per share, no impairment loss was recognized in the consolidated statements of profit or loss included in Draft No. 6. The historical share price for this security as of the respective period end and the Draft Registration Statement submission dates is as follows:

	Acquisition cost per share 1,365 yen
Date	Closing share price (yen)	% above (below) acquisition cost per share
Dec. 31, 2014	2,664	95%
Mar. 31, 2015	1,467	7%
Jun. 30, 2015	1,396	2%
Jul. 16, 2015 ( Draft No. 6 )	1,405	3%
Dec. 31, 2015	774	(43%)
Apr. 15, 2016 ( Draft No. 7)	866	(37%)

The Company advises the Staff that the following accounting entries were recorded to reflect the decline in fair value for this security as of March 31 and June 30, 2015:

(in thousands of yen)
December 31, 2014:
Dr. Other financial assets, non-current	3,183,390
Cr. Available for sale reserve	(2,048,830)
Cr. Deferred tax liabilities*	(1,134,560)

March 31, 2015:
Dr. Available for sale reserve	1,875,130
Dr. Deferred tax liabilities*	1,051,535
Cr. Other financial assets, non-current	(2,926,665)

June 30, 2015:
Dr. Available for sale reserve	117,388
Dr. Deferred tax liabilities*	56,207
Cr. Other financial assets, non-current	(173,595)

July 16, 2015**:
Dr. Other financial assets, non-current	22,005
Cr. Available for sale reserve	(14,906)
Cr. Deferred tax liabilities*	(7,099)

Ms. Barbara C. Jacobs

April 15, 2016

*	Deferred tax liabilities were netted against deferred tax assets and presented as a net balance in the Consolidated Statements of Financial Position
**	This journal entry was not actually recorded at July 16, 2015

As of July 16, 2015, the date of Draft No. 6, the decline in the fair value of this security would have resulted in a decrease in “other financial assets, non-current” of 3,078,255 thousand yen, a decrease in the available for sale reserve included in shareholders’ equity of 1,981,165 thousand yen and a decrease in deferred tax liabilities of 1,097,090 thousand yen, each as compared to the balances recorded as of December 31, 2014.

The Company further advises the Staff that an impairment loss of 1,437,660 thousand yen was recognized during the fourth quarter ended December 31, 2015 for this security, as the fair value was 20% below its acquisition cost for an extended period of time.

Exhibits

4.	We note that you submitted the Service Partnership Agreement between LINE Plus Corporation and NAVER Corporation dated January 1, 2014 as Exhibit 10.6. This agreement does not appear to be described in the prospectus. Please include a description of the material terms of this agreement in the prospectus, if material.

The Company advises the Staff that the Service Partnership Agreement between LINE Plus Corporation and NAVER Corporation dated January 1, 2014 and submitted as Exhibit 10.6 relates to certain advertising services provided by the parties to each other and is described on page 149.

*    *    *    *    *    *     *

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of the entire working group, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 7 or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:       Laura Veator, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jan Woo, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Craig B. Brod, Esq.

Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.

David Sneider, Esq.

Youngjin Sohn, Esq.

Simpson Thacher & Bartlett LLP